August 27, 2020

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on July 14, 2020 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 741, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 18, 2020 for the purpose of registering shares of the WisdomTree Enhanced Commodity Strategy Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

1.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s completed fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]

Total Annual Fund Operating Expenses	0.55%

[1]	Other Expenses are based on estimated amounts for the current fiscal year.

2.

Comment: Please confirm if the Fund expects to incur more than 0.01% of acquired fund fees and expenses during its first year of operation. If so, please add a line item to the fee table for acquired fund fees and expenses.

Response: The Trust confirms that acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets during its first year of operation.

3.

Comment: In the “Principal Investment Strategies of the Fund” section of the Prospectus, please expand the following disclosure to specify the “other liquid short-term investments” in which the Fund will invest as part of its principal strategies.

The Fund may invest in Treasury securities and other liquid short-term investments as collateral for its commodity futures contracts.

Response: The Trust believes that the current disclosure is appropriate. The Fund expects that the short-term investments it holds as collateral for its commodity futures contracts will be principally treasury securities, although it is possible it may also invest in other short-term fixed income securities. In addition, to the extent the Fund invests in other short-term fixed income securities, the Trust believes that the applicable principal risk disclosures are currently included in the “Principal Risks of Investing in the Fund” section of the Prospectus (e.g., Counterparty and Issuer Credit Risk, Interest Rate Risk, and Issuer-Specific Risk).

4.	Comment: In the “Principal Risks of Investing in the Fund” section of the Prospectus, please consider including a separate risk factor for futures contracts.

Response: The Trust respectfully submits that the “Principal Risks of Investing in the Fund” section of the Prospectus currently includes appropriate disclosure, which encompasses (i) a separate “Commodity Risk”, which describes the risks of investing in commodity-linked derivatives instruments such as futures contracts; (ii) a separate “Futures Rolling Risk”, which describes the risks of rolling futures contracts; (iii) and a separate “Derivatives Risk”, which includes a specific discussion of the risks attributable to futures contracts. In addition, the Item 9 disclosure includes a more detailed version of each of the foregoing risk factors, including a separately labeled risk factor for future contracts.

5.

Comment: In the “Principal Risks of Investing in the Fund” section of the Prospectus, please include appropriate disclosure in the Geopolitical Risk if the Fund expects significant exposure to any specific country or region.

Response: The Trust confirms that the Fund does not currently expect significant exposure to any specific country or region outside of the United States.

6.

Comment: In the “Additional Information About the Fund’s Investment Strategies” section of the Prospectus, the Fund includes disclosure noting that the Fund may invest in other investment companies. Please include applicable principal investment strategy and risk disclosure in Item 4 if this is considered a principal investment strategy of the Fund.

Response: The Trust confirms that the Fund does not currently expect to invest in other investment companies as part of its principal investment strategies.

7.

Comment: Please confirm that the investment adviser to the WisdomTree Subsidiary complies with provisions of the Investment Company Act of 1940 (the “1940 Act”) relating to investment advisory agreements (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please also include the WisdomTree Subsidiary’s advisory agreement as an exhibit to the registration statement.

Response: The Trust respectfully submits that the WisdomTree Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of Section 15 of the 1940 Act. In addition, the Trust does not believe that the WisdomTree Subsidiary’s advisory agreement is a material contract of the Fund requiring its inclusion as an exhibit to the registration statement.

8.

Comment: Please confirm that the WisdomTree Subsidiary will comply with provisions of the 1940 Act relating to affiliated transactions and custody (Section 17). Please disclose the identity of the custodian of the WisdomTree Subsidiary.

Response: The Trust confirms that, with respect to the Fund, the WisdomTree Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 and the rules thereunder. The Trust also confirms that the WisdomTree Subsidiary’s custodial arrangements will comply with the requirements of Section 17(f) of the 1940 Act. The amended registration statement will disclose that the custodian to the Fund, State Street Bank and Trust Company, also serves as the custodian to the WisdomTree Subsidiary.

9.	Comment: Please confirm that the financial statements of the WisdomTree Subsidiary will be consolidated with those of the Fund.

Response: The Trust confirms that the WisdomTree Subsidiary’s financial statements will be reported on a consolidated basis with those of the Fund.

10.	Comment: Please confirm that the WisdomTree Subsidiary’s expenses will be included in the Fund’s fee table.

Response: The Trust confirms that the WisdomTree Subsidiary’s expenses will be reflected in the Fund’s fee table consistent with the requirements of Form N-1A.

11.	Comment: Please confirm that the WisdomTree Subsidiary has designated an agent for service of process in the United States.

Response: The Trust confirms that the WisdomTree Subsidiary will designate an agent for service of process in the United States prior to commencing operations.

12.	Comment: Please confirm that the WisdomTree Subsidiary’s books and records will be maintained in accordance with Section 31 of the 1940 Act.

Response: The Trust confirms that the WisdomTree Subsidiary’s books and records will be maintained in accordance with Section 31 of the 1940 Act.

*  *  *  *  *

Sincerely,

/s/ Joanne Antico
Joanne Antico, Esq.
Assistant Secretary

cc:	Ryan M. Louvar (WisdomTree)

Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

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